FORM 425









               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 425


                (LOGO)  NATIONAL GRID GROUP, PLC


       (Exact name of registrant as specified in charter)

UNITED KINGDOM
       (State or other                           jurisdiction of
       incorporation or                        organization)

           15 Marylebone Road, London NWI 5JD, England
            (Address of principal executive offices)


       Registrant's telephone number, including area code
                      (011 44 207 312 5600)

  Filed by National Grid Group plc
  Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
  Commission File No.: 001-02987
  Subject Company: Niagara Mohawk Holdings, Inc.

THE FOLLOWING ARE PREPARED REMARKS MADE IN CONNECTION WITH AN
INTERIM RESULTS ANNOUNCEMENT FOR NATIONAL GRID GROUP PLC TO
ANALYSTS

Interim's 2000   James Ross                 FINAL

Ladies and gentlemen, good morning and welcome to our half-year results.

With me are David, who will comment on the key strategic and operational developments and Stephen, who will take us through the numbers. Roger Urwin, Director for the UK and Europe, and Mike Jesanis, whom we have recently promoted to the position of Chief Operating Officer of National Grid USA, are here to help answer questions.

Before starting the presentation, I would like to just pay tribute to Wob Gerretsen, our Board member for Latin America, who died suddenly and unexpectedly last month. He was a friend as well as a colleague and we all miss him.

Following Wob's death, we have reallocated his responsibilities. Rick Sergel is now responsible for our electricity business in South America, as well as North America; and Steven Marshall is now responsible for Latin America telecoms, reporting to David.

That said, let me turn to the half-year performance.

National Grid has delivered another very strong set of results and has continued to deliver on its strategy.

In the UK, operating performance has been fully up to expectation. We have also accepted Ofgem's final proposals for the next period of transmission price control.

This establishes a stable framework for the next 5 years, and we are confident of meeting the demanding efficiency targets.

In the US, we are now a year ahead of our original plans. NEES and EUA, now National Grid USA, were earnings enhancing immediately following completion of the acquisitions and are delivering a rate of return on our investment above our initial expectations.

The acquisition of Niagara Mohawk, which we announced in September, takes our electricity strategy another major step forward. Upon completion, expected towards the end of next year, we will be a top 10 US electricity business. Over half our operating profits will come from the Northeast US, a region which is already demonstrating its ability to deliver longer term regulatory stability and significantly higher returns than in the UK.

In telecoms, our strategy of leveraging our expertise in constructing and maintaining telecoms networks, has created a portfolio of interests, which balances risk with the potential for substantial capital appreciation.

Energis has again reported excellent results, and we now also have a joint venture with Energis in Poland.

In Latin America, we have three joint ventures, of which Intelig is substantially the largest and here we are focussed on curtailing the level of start-up losses.

Overall, these results and the strategic steps we have taken, further increase our confidence in National Grid's future financial strength and in its prospects for growth and greater diversity of earnings.

We are committed to delivering sustained real growth in dividends.

Accordingly, we are today announcing a policy of aiming to increase dividends per share by 5% in real terms for each of the next 5 years.

On that note, let me ask Stephen to present the financials.

Stephen

2000 Interims - Stephen Box                                FINAL

Thank you James and good morning everyone.

Once again, we have produced a strong financial performance. The results include a full 6 months of contribution from NEES and 23 weeks contribution, about 90% the period, from EUA. This has resulted in a change in the profile of the Group's earnings which will be further enhanced by the acquisition of Niagara Mohawk.

SLIDE:  TOTAL OPERATING PROFIT
Let me start with the profit and loss account. Total operating profit, before goodwill amortisation and exceptional integration costs, was up 77.6 million at 358.6 million.

This includes a 148.6 million first-time contribution from National Grid USA, which was offset by 63.8 million higher start-up losses in Intelig and a reduction in UK transmission operating profits of 11.1 million.

Following the acquisitions of NEES and EUA, we have provided a much more detailed segmental analysis in the financials part of the statement, so that you have a full breakdown of the operating profits by business line and by geographical area.

SLIDE:  UK TRANSMISSION
Turning to UK Transmission, price capped turnover was down 9 million to 429 million. Last year's first half results included
12.4 million recovery of earlier years under recoveries. We currently estimate that we will over recover our allowed revenue this year, by some 25.6 million. In accordance with the accounting treatment required by FRS12 we will include that over-recovery in this year's P&L, rather than deferring it to future years. The 6 months results include half of this estimated over-recovery ie 12.8 million. As ever, however, the actual outcome for the full year will depend on what the weather is like this winter.

We reduced transmission controllable costs by a further 3 per cent in real terms during the period. We remain on target to achieve an average real reduction in transmission controllable costs of 6 per cent per annum over the current four year regulatory period.

Operating profit from the transmission services scheme was up 2.7 million to 7.8 million. With the delay of NETA, this scheme will now run until the end of the financial year. We do not expect this Winter will see a repeat of the exceptional generator bidding behaviour which last year resulted in abnormally high second half TSS profits.

Overall, UK Transmission operating profit was down 11.1 million to 242.8 million

SLIDE:  EXCHANGE RATE SCHEDULE
Before moving on to our international operations, I would like to explain the different US dollar to pound sterling exchange rates used in presenting these results. The September balance sheet uses the closing rate of 1 dollar 48, compared to 1 dollar 60 at March. The P&L is based on the April to September average rate of 1 dollar 50.

The weakness of sterling over the half year had a beneficial effect on our US operating profits. In other words, with a lower dollar/sterling exchange rate the dollar operating profits of National Grid USA translate into a higher sterling operating profit. On the other hand, the lower rate also has the effect of increasing the sterling cost of US dollar interest expense and US taxes. As our acquisitions of NEES and EUA have been fully funded with US dollar financing, the beneficial impact at the EBIT level has been offset at the Interest and Tax levels. The impact of the lower dollar rate on National Grid USA's profits has therefore not had a significant effect on our Earnings per Share.

Where we have experienced a negative impact from exchange rates is in relation to Brazil. The strength of the real accounted for
5.5 million of our higher Intelig losses.

SLIDE:  NATIONAL GRID USA
National Grid USA is performing well ahead of expectations.
Total operating profit, before exceptional integration costs and goodwill amortisation, was 148.6 million and included 73.9 million from distribution, reflecting higher than expected volume growth of 3.6 per cent on a weather-corrected basis. This growth in deliveries reflects the strong local economies in

Massachusetts and Rhode Island, where job growth over the last year was nearly 2% and the expanded use of electricity to power the new economy. Of the turnover figure for the US distribution operations, approximately 65 per cent represents costs that are passed straight through to customers.

Operating profit also included 20.5 million from Transmission,
38.9 million from the recovery of stranded costs and generation, 11 million from the US/Canada interconnector and 1.5 million from NEESCom. This was NEESCom's first 6 monthly operating profit and its turnover was up 300 per cent over the first half of last year.

National Grid USA has two seasonal peaks in its business   the
winter heating peak in the first calendar quarter and the summer air-conditioning peak in the third calendar quarter. As each of our financial half-years contains one peak, we do not expect National Grid USA to introduce any significant seasonality into the Group's results.

SLIDE: NATIONAL GRID USA   GROUP IMPACTS
The acquisition of EUA was completed on 19th April at a cost of 414 million pounds. The net assets acquired had a provisional fair value of 213.7 million, resulting in goodwill of 200.3 million. This has been capitalised and is being amortised through the profit and loss account over 20 years.

The operations of NEES and EUA were successfully integrated on 1st May. The integration costs that have to be charged to the profit and loss account under UK GAAP were 46.8 million pounds and these have been reported as an exceptional item in this half year.

The acquisitions of NEES and EUA were earnings enhancing after goodwill amortisation, but before the exceptional integration costs, for the six months ended 30th September. Effectively, given that we owned NEES for only 10 days in March, this means that the acquisitions have been earnings enhancing after goodwill amortisation from day one.

The annualised nominal pre-tax return on our investment for the six months was 9.3 per cent.

SLIDE:  ASSOCIATE ENERGIS
You will have seen from its interim results last week that Energis continues to perform extremely well, with turnover up 81 per cent to 368 million and Group EBITDA up 71 per cent to 65.5 million. Energis reported an operating profit, before goodwill amortisation, of 6.6 million compared to a loss last year of 1.5 million. Our share of the operating profit before goodwill was
2.5 million.

We were pleased that the Government, in the pre-budget report earlier this month, confirmed its intention to introduce new rules which will allow relief of capital gains tax on disposals of corporate holdings of over 20 per cent if the proceeds are reinvested within one year prior to and three years after the disposal. The rules are expected to become effective from April 2001.

The Government indicated that it may consider a complete exemption from CGT on disposals of substantial holdings, rather than rolling over the gain. This would clearly be an even better outcome, although the additional consultation involved could delay the effective date of the new rules by a year.

The placing of new shares by Energis in September diluted our holding to 34.6 per cent. The value of our remaining holding is
2.8 billion pounds at yesterday's closing price. The internal rate of return on our investment to date is now 80 per cent.

SLIDE:  JOINT VENTURES
Our joint ventures are principally in telecoms, but we also have our electricity network investments in Argentina and Zambia and minority nuclear interests in the US. Telecoms start-up ventures are typically loss-making in their early stages, so overall, the joint ventures contributed a loss of 55.4 million to the Group results.

All of our joint ventures have December year ends and we therefore consolidate their half-year results to June into our September numbers. For Intelig alone, because of its materiality, we bring in an extra quarter based on management accounts so that its results are for the same period as the Group.

Our share of operating profit from Transener increased by 1.3 million to 6.8 million. This resulted from increased un-regulated income, bonuses for quality of service and lower penalty payments.

Our electricity operation in Zambia continues to perform well. The completion in March of the privatisation of the copper mines has already resulted in a 5 per cent increase in demand for electricity, contributing to the 0.4 million increase in our share of operating profit to 2.8 million, before the amortisation of goodwill.

David will brief you on Brazil, where our share of operating losses was 69.7 million. This is within the 75 million forecast we announced at the beginning of September.

Our investment in Intelig to 30th September was 495 million
dollars.   The sterling cost of this investment was 318.9 million
pounds, as our investments were made at an average dollar exchange rate of 1.55.

SLIDE:  CAPITAL EXPENDITURE
Turning to capital expenditure, total capex was 224 million for the six months. UK Transmission capex was up 39.3 million to
157.6 million. Load related capex was up 23 million and non load related up 17 million including 8 million relating to NETA. National Grid USA capex of 60.5 million was included for the first time.

SLIDE:  NET INTEREST
Going back to the Group numbers, net interest was up 68.4 million to 98.7 million.

Net debt was much higher over the six months to 30th September than in the equivalent period of last year. This was principally due to the acquisitions in March and April of NEES and EUA, which were entirely debt financed, partly offset by the Energis placing in February this year.

The increase in net interest due to the higher net debt was offset by two items. First, there was a one-off 17.4 million benefit from closing out sterling fixed interest rate swaps originally entered into as hedges for the Group's sterling borrowings. These hedges were no longer needed as a result of the reduction in the Group's sterling borrowings.

Second, the accounting under UK GAAP for the pension plan surpluses in NEES and EUA at acquisition involved crediting a notional interest return on the surpluses to net interest. This amounted to 6.1 million for the first half. We expect a similar benefit in the second half. Actuarial valuations of these plans are undertaken annually. The impact of this item on future years' results will depend on the surpluses or deficiencies shown by these valuations.

Interest cover, excluding exceptional integration costs, goodwill amortisation and the impact of exchangeable bonds, was
4.7 times.

SLIDE:  EFFECTIVE TAX RATE
The underlying Group effective tax rate for the current year remains at 26 per cent. The tax charge for the period, excluding exceptionals, was 20 million lower than this effective rate, due to the release of tax provisions relating to prior years computations agreed with the Inland Revenue.

SLIDE: EXCEPTIONAL PROFITS
The results include post tax exceptional profits of 228.6 million net. This comprises three items. First, a 132.1 million gain, before and after tax, arising from reductions in the Group's interest in Energis over the 6 months, primarily as a result of Energis' placing of new shares in September. Second, a 140 million tax credit arising from the realisation of a capital loss for tax purposes as a result of Group restructuring. And third, the 43.5 million of post-tax costs associated with the integration of NEES and EUA.

SLIDE:  EARNINGS AND DIVIDEND PER SHARE
Turning to Earnings per Share, I've set out five different EPS measures in the table in your pack.

The final measure gives the best indication of our underlying performance for the half year. It excludes exceptional items and other one-offs, goodwill amortisation and telecoms start-up losses. It shows an increase of just over 30% on the first half of last year.

The two major factors in this growth were the Energis placing in February 2000, which we indicated at the time would enhance earnings per share by about 10 per cent,and the US acquisitions, which I estimate have enhanced earnings before goodwill amortisation by just under 20 percent.

The ordinary dividend is up 8.2 per cent to 6.05 pence. This is again at the top end of our target range of 4 to 5 per cent real growth.

SLIDE:  SUMMARY
In summary, we're in great shape.

At 30th September, the proportion of our operating profits coming from the US, before exceptional integration costs and goodwill amortisation, was just over 35%.

Following the acquisition of Niagara Mohawk, that proportion will increase to approximately 60%.

The increasing rates of return we expect to achieve in the US underpin our new dividend policy, announced this morning. We are committed to delivering sustained real dividend growth and aim to increase dividends per share by 5 per cent real in each of the next five years.

Now over to David

INTERIMS 2000 - DAVID JONES             FINAL :  20.11.00

Thank you Stephen, and good morning everyone.

Clearly, this is a strong set of results with considerable progress made in both our electricity and telecoms strategies.

If I may, I shall start with telecoms, since this is the area where we do face an issue which we flagged in our September trading statement, namely Intelig.

Overall, our telecoms strategy is to leverage our experience in designing, building and maintaining state-of-the-art telecoms networks.

This started with Energis, which is now a substantial and fast growing independent business building on its UK strength in data and internet and extending its position into a set of connected
European markets.

In the US, NEESCom is a natural extension of our electricity business.

Beyond Energis and NEESCom, our telecom activities are in the form of joint ventures, where our partners provide product development, sales and marketing skills to complement our network skills.

In Europe, we have one such joint venture in Poland with Energis which is on track for a service launch in Spring next year.

In Latin America, we have three joint ventures, which vary in their nature.

In Santiago, Chile, in conjunction with Williams and MetroGas, we have a share of Manqeheue net, a local alternative telco.

In Argentina and Chile, with Williams and Manquehue net, we are constructing a 2600 mile plus network. Its roll-out of managed bandwith services is scheduled from March next year.

Our third Latin American joint venture is Intelig in Brazil, and our partners are Sprint and France Telecom.

Intelig is substantially our largest joint venture.

The opportunity in Brazil continues to be strong - the market for voice and data services are both growing very rapdily. We have put in place a network which provides equal and full access voice services to comply with the national and international mirror license requirements, and, despite a powerful incumbent, Embratel, over 10 million callers have made use of Intelig's system. However, start up losses have been higher than initially
budgeted.  A number of factors account for this.     These
include problems with the industry-wide data-base of customers, which have prevented us from billing some of our traffic. And, despite off-peak pricing averaging in the order of 30 per cent higher than Embratel's, a higher than expected proportion of our traffic has been from customers who are only making small numbers of off-peak calls. These calls have been uneconomic to bill and collect direct.

Intelig is addressing these problems. In part this is being done through information systems improvements and the introduction of co-billing arrangements with the regional telecoms operators. These arrangements require both negotiation and software interfaces to be built. Implementation has taken place with one operator and negotiations continue with the other two, who are now required by the regulator to co-operate. It is anticipated that the benefits of full implementation will feed through to the results by the end of the first quarter 2001. Intelig is also planning pricing changes to discourage low-volume, low-margin calls.

In addition to these operational improvements, we expect that the continued rollout of Intelig's network will lead to reduced interconnection and leased line costs. Margins will improve as we continue the rollout of the data and internet products.

It is certainly true that the venture has suffered from the enforced absence of Sprint for nine months. The impact of this has been felt progressively due to the absence of their marketing expertise and the resumption of their participation is welcomed and will support the marketing of data services.  It also means
Intelig is now pursuing the original plan of obtaining debt financing from its equipment suppliers.

I will now turn to electricity and start with the UK.

Last month we accepted Ofgem's final proposals for our main transmission price control which gives a stable framework for the next five years.

These proposals assume that we can reduce controllable costs by an average of 4 percent per annum in real terms.

This is no easy task given how much we have already done, but you will have noted from this morning's announcement that we are confident that we can meet these targets.

You will have seen that the DTI has just lifted the moratorium on the building of new gas-fired power stations and has already given approval to some 5GW. This is exactly the amount our regulatory settlement was based upon. If any further plant is built during the 5 year control period, the regulatory settlement provides for increased income during the period to compensate us for the further capital investment we would have to undertake.

Today is the day NETA was to have gone live. All I can say is that we would have been ready! The delay, to 27 March next year, has however, simplified the transition to the new incentive arrangements for the system operator part of our business,
removing the need for interim arrangements.   We are expecting
Ofgem's final proposals by January.

Our market services businesses are no longer core to our strategy and none of these businesses can achieve sufficient growth to become significant in Group terms. We have announced the first step of disposal today with the sale of ESIS and EPFAL to Logica for 38 million pound sterling.

Now turning to the US.

First, I am pleased to report that we have no operations in the State of Florida. As a result, we have been able to report an accurate and timely set of results for our US operations. In addition our results are very clear.

This was a particularly strong performance. As you are all aware, our goal is to improve the return on investment, from our continuing businesses, from the 8.3% earned by NEES and EUA in 1998 to 10.5 percent by 2003/04. Led by strong growth in electricity demand and the successful integration of NEES and EUA, our first half return on investment was 9.3 percent, nearly halfway toward our target.

The ROI is based on the continuing businesses but as you know we are disposing of the non-core businesses, principally AllEnergy and Cogenex. We are making good progress and expect the programme of disposals to be largely complete by the end of this quarter. In addition, the divestment of National Grid USA's nuclear assets should be completed around the end of 2001.

Electricity prices have increased as a result of rising fuel prices. Our regulatory settlements in all three states allow us to increase our prices to cover these additional costs. Price increases have been approved in Rhode Island and New Hampshire and we are expecting Massachusetts to approve price increases which will take effect in January.

Building on the success already achieved, we are now moving on with the acquisition of Niagara Mohawk, which we announced in September. Our team includes those who integrated NEES/EUA and I am confident that they will deliver a smooth and effective integration.

My confidence is reinforced by the fact that Mike will direct the team in his new role as Chief Operating Officer of National Grid
USA.

On the regulatory side, we are engaged in a listening tour of upstate New York, meeting with key governmental and non-governmental constituencies so that we can develop a regulatory plan which meets the needs of customers and investors.

We are targeting filing a regulatory plan in late December and closing by the end of next year. Overall, we remain very confident that the return on our expanded US business will be the
10.5 percent return we have indicated we will earn in New
England.

Separately, I should update you on what is happening in transmission.

Electricity prices in the US are rising on the back of increased gas prices, the shortage of generation and, most importantly for us, the lack of incentives on transmission organisations to reduce congestion costs. In the New England Power Pool alone, congestion costs over the last year have risen virtually tenfold to around $200 million.

We are working with the six other transmission owners in the region and ISO-New England to develop a proposal to the FERC in accordance with Order 2000 that would build on our UK expertise and the collective experiences of the New England parties.

So, let me summarise.


We have delivered a strong operating and financial performance from our electricity businesses.

We have secured regulatory stability in the UK for the next 5 years.

We have taken a further major step in the US, which will improve the profile of the Group.

We have leveraged our experience to establish a wide ranging telecoms portfolio.

Overall, our confidence in the financial strength and earnings prospects of the group is increased, and

We have accordingly announced a new dividend policy

Ladies and gentlemen, that concludes our presentation. We would be happy to take questions.






























     The proxy statement/prospectus in definitive form to be filed with the Securities and Exchange Commission (the "SEC") by National Grid and Niagara Mohawk in connection with the transaction will contain important information regarding the transaction and we urge you to read it and any other relevant documents when they become available. A free copy of the proxy statement/prospectus and other documents filed by the two parties with the SEC is available at the SEC's web site at http://www.sec.gov.